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SEC
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MAR 01 2019

Washington DC
413

S 19007768 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68652

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Churchill Stateside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2325 Lakeview Parkway, Suite 225
(No. and Street)

ALPHARETTA (City) GA (State) 30009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Michalak 404 250-4190
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company. CPAs PC
(Name – *if individual, state last, first, middle name*)

378Alexander St., Suite 4	Marietta	GA	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, William J. Michalak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Churchill Stateside Securities, LLC, as of Decembber 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marina Arreola
Notary Public, State of Georgia
Cobb County
My Commission Expires 09/20/2022

[signature]
Notary Public

[signature]
Signature

CEO/CCO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2018
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Churchill Stateside Securities LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Churchill Stateside Securities LLC as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Churchill Stateside Securities LLC 's management. Our responsibility is to express an opinion on Churchill Stateside Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Churchill Stateside Securities LLC's financial statements. The supplemental information is the responsibility of Churchill Stateside Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2015.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CURRENT ASSETS		
Cash and Cash Equivalents	$	1,326,785
Prepaid Expenses		28,248
TOTAL ASSETS	$	1,355,033

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and Accrued expenses	$	1,864
Payroll payable		43,567
Accrued Commission		580,845
Due to related party		23,442
Deferred Rent Obligation		13,253
Total current liabilities		662,971
MEMBERS' EQUITY		692,062
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,355,033

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUE		
Brokerage Fees	$	215,304
Commissions		758,068
Dealer Fees		755,033
Total revenue		1,728,405
OPERATING EXPENSES		
Compensation and benefits		1,771,091
Consulting		247,231
Rent		37,403
Travel, meals and entertainment		40,688
Professional fees		69,000
Licenses and fees		25,067
Computer and technology		39,140
Insurance		13,619
Other operating expenses		3,201
Total expenses		2,246,440
NET LOSS	$	(518,035)

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

MEMBERS' EQUITY, JANUARY 1	$	155,708
Net Loss		(518,035)
Contributed Capital		1,054,389
Member Distributions		-
MEMBERS' EQUITY, DECEMBER 31	$	692,062

The Accompanying Notes are an
Integral Part of these Financial Statements

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

OPERATING ACTIVITIES		
Net loss	$	(518,035)
Adjustments to reconcile net loss to net cash used by operating activities:		
Increase in due from related party		21,972
Increase in prepaid expenses		(14,586)
Decrease in accounts payable		(8,753)
Decrease in payroll payable		(268,274)
Decrease in Deferred Expense and Revenue		(2,933)
Net cash used by operating activities		(790,609)
FINANCING ACTIVITIES		
Contributed Capital		1,054,389
Net cash provided by Financing Activities		1,054,389
NET INCREASE IN CASH		263,780
CASH and CASH EQUIVALENTS AT BEGINNING OF YEAR		1,063,005
CASH and CASH EQUIVALENTS AT END OF YEAR	$	1,326,785

The Accompanying Notes are an
Integral Part of these Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Churchill Stateside Securities, LLC, a Georgia limited liability company (the "Company"), is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its approval for membership on January 28, 2011.

The Company primarily engages in the private placement of syndicated tax credits to accredited investors. The tax credits are syndicated by Churchill Stateside Group, LLC ("CSG"), who owns the Company along with Stateside Capital, LLC ("SC").

Since the Company is a limited liability company ("LLC"), the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is an LLC taxed as a partnership for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Revenue Recognition

On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that falls within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control of goods or services to a customer. THe adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end. Services within the scope of ASU 606 include

Investment Banking, Merger and Acquisition (M&A) Services:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no deferred revenue as of December 31, 2018.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $663,814, which was $563,814 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 99.87%.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with CSG, a related party, for operating expenses and management services. All of the Company's revenues for the year ended December 31, 2018 were earned from the sale of financial products developed by CSG. The Company owes a related party $23,442 at December 31, 2018.

The amount paid to CSG for management services is $69,000 for 2018, this is recorded in professional fees on the statement of operations.

The Company was allocated $32,359 for insurance and technology costs by CSG in 2018, these expenses are recorded in their respective categories on the Statement of Operations.

4. COMMITMENTS AND CONTINGENCIES

The Company has entered into a lease that contains free rent periods or periods in which rent is abated. The total amount of rent expense is being charged to rent expense on the straight line method over the term of the lease. The diferrence between rent expense and rent paid is credited as Deferred Rent Obligations on the Statement of Financial Condition. The future rent obligation is:

2019	$33,873
2020	$34,888
2021	$26,863
Total	$95,624

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, *Contingencies* ("ASC 450") and Accounting Standards Codification 440, *Commitments* ("ASC 440"). Management has determined that no significant commitments and contingencies exist as of December 31, 2018, except lease commitments.

5. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 27, 2019, the date that its financial statements were issued, and determined that there are no material subsequent events requiring adjustment to or disclosure in its financial statements.

CHURCHILL STATESIDE SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 692,062
DEDUCTIONS AND/OR CHARGES	
Non-allowable assets:	
Prepaid expenses	(28,248)
NET CAPITAL	$ 663,814
AGGREGATE INDEBTEDNESS	
Accounts payable	1,864
Payroll payable	43,567
Accrued expenses	580,845
Due to related party	23,442
Deferred Rent Obligation	13,253
Total aggregate indebtedness	$ 662,971
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required 6 2/3 % of Aggregate Indebtedness or $100,000	$ 100,000
Excess net capital	563,814
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	543,814
Percentage of aggregate indebtedness to net capital	99.87%

There are no material differences in the above capital calculation and the companies calculation of net capital as reflected on the unaudited amended form 17a-5, part IIA.

CHURCHILL STATESIDE SECURITIES, LLC

(A LIMITED LIABILITY COMPANY)

31-Dec-18

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Churchill Stateside Securities, LLC

We have reviewed management's statements, included in Churchill Stateside Securities, LLC's Annual Exemption Report, in which (1) Churchill Stateside Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Churchill Stateside Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Churchill Stateside Securities, LLC stated that Churchill Stateside Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Churchill Stateside Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Churchill Stateside Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 27, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

Churchill
Stateside
Securities
Member FINRA/SIPC

EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

Churchill Stateside Securities, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: William J. Nichols

Title: CEO, COO

Date: 2/28/19

2325 Lakeview Parkway, Suite 225 | Atlanta, GA 30305 | Phone 401.250.4190 | Fax 404.591.1441

goldman & COMPANY, CPAS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member
Churchill Stateside Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2018, which were agreed to by Churchill Stateside Securities LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no material differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
February 27, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SEC# 68652 FINRA Dec
Churchill Stateside Securities LLC
2325 Lakeview Pkwy Ste 225
Alpharetta, GA 30039-7945

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

S. Jackels (404) 841-1010

2. A.	General Assessment (item 2e from page 2)	$2,593
B.	Less payment made with SIPC-6 filed (exclude interest) 07/30/2018 Date Paid	(582)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,011
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$2,011

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 2,011

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Churchill Stateside Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 13 day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$1,728,405
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$1,728,405
2e. General Assessment @ .0015	$2,593
	(to page 1, line 2.A.)